EXHIBIT 99.1

Bezeq the Israel Telecommunication Corp. Limited

Tel Aviv, Israel – December 30, 2010 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that further to the immediate report on December 19, 2010, the Board of Directors decided to recommend to the general meeting of shareholders to approve a distribution to shareholders of the Company in the total amount of NIS 3 billion ( ("the Planned Distribution"), a sum not in compliance with the "earnings test" as defined in Section 302 of the Companies Law, 5759-1999 ("the Companies Law"), and to do so on the principles and terms below and subject to the approval of the Court for the Planned Distribution. An appropriate application to the Court will be filed immediately after the approval of the general meeting.

Subject to the approvals of the general meeting and the Court, the amount of the Planned Distribution will be distributed to the Company's shareholders in six equal, semi-annual payments during 2011-2013 (without any interest or CPI-linkage payments), as follows:

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The first distribution of NIS 0.5 billion, will be made by the end of May 2011, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of December 31, 2010;

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The second distribution of NIS 0.5 billion will be made by the end of November 2011, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of June 30, 2011;

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The third distribution of NIS 0.5 billion will be made by the end of May 2012, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of December 31, 2011;

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The fourth distribution of NIS 0.5 billion will be made by the end of November 2012, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of June 30, 2012;

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The fifth distribution of NIS 0.5 billion will be made by the end of May 2013, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of December 31, 2012;

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The sixth distribution of NIS 0.5 billion will be made by the end of November 2013, and to the extent possible together with the regular dividend distribution expected according to the Company's financial statements as of June 30, 2013.

The date of record for each of these distributions will be, to the extent possible, the same as the date of record for the regular dividend distributed together with it, and should this prove impossible, the Board of Directors will set the date of record for that distribution and the Company will report the matter in a separate immediate report.

Tax will be withheld from the Planned Distribution in accordance with the provisions of the law.

Based on the present number of issued and paid up shares of the Company (2,685,917,052 at the date of this report), the total Planned Distribution reflects the sum of NIS 1.116937 per share, while each of the six distributions reflects NIS 0.186156 per share. The number of shares in the Company could change, and the actual distribution will be made to whoever is a shareholder on the date of record set for each of the six distributions.

The Board of Directors of the Company evaluated the solvency test described in Section 302 of the Companies Law, i.e., it considered whether there is any reasonable concern that the Planned Distribution would deny the Company the ability to meet its existing and expected commitments when they fall due. The Board of Directors examined this question, including on the basis of the information, the data and expert opinions presented to it both by Management and by an external economic consultant. Within that framework, the Board of Directors considered the impact of the Planned Distribution on the financial condition of the Company, and inter alia, the capital structure, leverage, the sources of financing available and/or which are expected to be available to the Company for making the Planned Distribution, the projected cash flows of the Company, the Company's compliance with financial requirements and the limitations imposed upon it, the liquidity of the Company, and also the expected implications of the Planned Distribution on these variables, on the Company's operations in their present format, and on its significant capital investment plans already approved. The evaluation also covered the wholly-owned subsidiary Pelephone Communications Ltd., in relation to the dividend that the Company expects to receive from it.

As a matter of prudence, the Company requested from the economic consultants Giza-Singer-Even Ltd. ("Giza") to prepare an independent evaluation of the solvency test, and Giza's economic opinion, according to which the Planned Distribution is not expected to dent the Company's solvency, was also presented to the Board of Directors.

The resolution of the Board of Directors to recommend the Planned Distribution, following the evaluation it carried out as described above, was based on its conclusion that the Company stands the solvency test, and that there is no reasonable concern that the distribution will materially affect the Company's financial strength, liquidity, or its operations in their present format.